

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2013

<u>Via E-mail</u>
Ms. Chunfeng Lu
President, CEO and CFO
Basta Holdings, Corp.
Room 2105, Sino Life Tower, No. 707 Zhang Yang Rd. Pudong
Shanghai, China 200120

> **Re:** **Basta Holdings, Corp.**
> **Form 8-K Item 4.01**
> **Filed November 19, 2013**
> **Form 8-K/A Item 4.01**
> **Filed November 25, 2013**
> **Form 8-K/A Item 4.01**
> **Filed December 3, 2013**
> **File No. 333-185572**

Dear Ms. Lu:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/ Jenn Do
>
> Jenn Do
> Staff Accountant